50
12/16/02

02019299

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED DEC - 9 2002 WASH, D.C. 154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

ST. LOUIS (City) MO (State) 63146-2236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BOB HILLARD 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHENS & CO. CPAs LLC
(Name – *if individual, state last, first, middle name*)

8460 N. LINDBERGH # 6 (Address) ST LOUIS (City) MO (State) 63031 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITES, INC, as of OCTOBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY A. HILLARD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My commission expires Jan. 28, 2003

Robert Hillard
Signature

PRESIDENT
Title

Betty A. Hillard
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arlington Securities, Inc.

Audit Report

October 31, 2002

Arlington Securities Inc.

Financial Statements

For Year Ended October 31, 2002

Contents

Stephens & Co. CPA's, LLC
Certified Public Accountants
8460 North Lindbergh
Florissant, MO 63031

Independent Auditor's Report

November 21, 2002

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying Statement of Financial Condition of Arlington Securities, Inc., as of October 31, 2002, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2002, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic Financial Statements, but is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as whole.

Stephens & Co CPA's, LLC

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2002

ASSETS

Cash in Bank	$ 79,135
Receivable from Brokers and Dealers	20,747
Prepaid Expenses	11,749
Market Value of Investments (See Note 1)	111,469
Deferred Income Tax Benefit (See Note 2)	7,057
Total Assets	$230,157

LIABILITIES AND SHAREHOLDER'S EQUITY

Payable to Brokers	$ 87,313
Accrued Compensation	24,807
Income Taxes Payable	4,565
Other Payables and Accrued Expenses	4,914
Total Liabilities	121,599
Shareholder's Equity	
Capital Stock (See Note 3)	23,850
Retained Earnings	84,708
Total Shareholder's Equity	108,558
Total Liabilities and Shareholder's Equity	$230,157

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2002

Revenues:	
Mutual Fund and Variable Contract Commissions	$1,074,274
Stock and Bond Commissions	49,746
Investment Advisory Fees	30,916
Investment Income (Loss)	(6,178)
Other Revenue	61
	1,148,819
Expenses:	
Commissions to Independent Contractors	664,346
Officer Compensation and Benefits	296,422
Employee Compensation and Benefits	61,730
Errors and Omissions Insurance	24,410
Clearing Expense (See Note 5)	21,137
Office Supplies and Equipment	18,286
Office Rental (See Note 4)	16,883
Regulatory Fees and Expenses	11,229
Postage	4,415
Advertising and Promotion	4,067
Telephone	2,984
Subscriptions	2,934
Professional Fees	2,125
Other Operating Expenses	3,196
	1,134,164
Income Before Income Taxes	14,655
Income Tax (See Note 2)	1,377
Net Income (Loss)	$ 13,278

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2002

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2001	$23,850	$71,430	$95,280
Net Income	--	13,278	13,278
Balances at October 31, 2002	$23,850	$84,708	$108,558

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2002

Subordinated liabilities at November 1, 2001	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2002	$ 0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2002

Operating Activities	
Net Income	$ 13,278
Adjustments to reconcile net income to net cash provided by operating activities:	
Net Realized and Unrealized income and loss from of investments	7,755
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	15,755
Prepaid Expenses	1,103
Deferred Income Tax Benefit	583
Increase (decrease) in liabilities:	
Payable to Brokers	(61,874)
Accrued Compensation	24,807
Income Taxes Payable	4,565
Other Payables and Accrued Expenses	(3,458)
Net Cash Provided by Operating Activities	2,514
Investing Activities	
Purchase of Investments	594,898
Sale of Investments	523,300
Net cash (used) in investing activities	(71,598)
Net increase (decrease) in cash	(69,084)
Cash at beginning of year: November 1, 2001	148,219
Cash at end of year: October 31, 2002	$ 79,135

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2002

Note 1 - **Investments:**

All investments are considered trading investments and are recorded as market value of investments on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement.

Note 2 - **Income Taxes:**

For the year ended October 31, 2002 Arlington Securities realized capital losses of $4,990 which are not deductible, from prior or current year tax returns. Accumulated capital losses to carry forward for tax purposes as of October 31, 2002 total $28,219. The Deferred Tax Benefit on the Balance Sheet recognizes the future value of tax reduction from the carry forward of capital losses to offset capital gains in future years.

Note 3 - **Capital Stock:**

The authorized, issued, and outstanding shares of capital stock at October 31, 2002, consists of Common stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 4 - **Office Rental:**

Arlington Securities, Inc., has a lease for office space which is owned by the sole shareholder of the company. The lease expires on September 30, 2003. The current monthly rent is $1,449.00.

Note 5 - **Agreements with Clearing Organizations:**

Arlington Securities has a fully disclosed clearing agreement with LaSalle Street Securities, Inc. The clearing agreement requires compliance with various terms by both parties.

Note 6 - **Net Capital Requirements:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2002, Arlington Securities had net capital of $71,830 which was $63,724 in excess of its required net capital of $8,106.

See Notes to Financial Statements

Note 7 - **Securities Investor Protection Corporation:**
Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment of $150 was paid January 8, 2002 for the period ending December 31, 2002.

Note 8 - **Pension Plan**
The company adopted a defined benefit pension plan effective 11/1/01 and contributed the normal pension cost of $76,955.00 for the fiscal year ended October 31, 2002. The present value of accrued benefits exceeds plan assets by $134,770.00 at October 31, 2002 as a result of projecting benefits for past service at the time the plan was adopted. This benefit is expected to be funded, and expensed, as contributions are made to the plan over the next several years.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2002

COMPUTATION OF NET CAPITAL	
Shareholder's equity, all qualified for net capital	$108,558
Deductions and/or changes	20,008
Net capital before haircuts on securities positions	88,550
Haircuts on mutual funds	16,720
Net Capital	$ 71,830
RECONCILIATION WITH CORPORATION'S COMPUTATION	
Net capital as reported in Form X-17A-5 FOCUS Report Part IIA (Unaudited) as of October 31, 2002	$ 71,830
Net capital per above	$ 71,830
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from Statement of Financial Condition	$121,599
Percentage of Aggregate Indebtedness to Net Capital	169%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital required (6 2/3% of Aggregate indebtedness)	$ 8,106
Excess net capital	$ 63,724
Excess net capital at 1000%	$ 59,670

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2002

No customer accounts are carried by Arlington Securities. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements

Stephens & Co., CPAs, LLC
Certified Public Accountants
8460 N. Lingbergh #6
St. Louis, Missouri 63031

November 21, 2002

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g)
lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at October 31, 2002, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Stephens & Co.

Stephens & Co., CPA's, LLC
Certified Public Accountants